For Fiscal Year 2008

QUARTERLY BUSINESS REPORT FOR THE SECOND QUARTER

April 1, 2008 through September 30, 2008

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

TO OUR SHAREHOLDERS

The greetings of Akihisa Fujinuma, Chairman and President, CEO & COO of the Company, an overview of economic conditions and the results of operations of the Company for the six months ended September 30, 2008 are included.

NRI IN FIGURES

(100 Millions of yen, except for per share data)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Sales	1,464	1,651	1,652
Operating Profit	208	274	237
Current Profit	224	293	250
Net Profit	134	183	142
EPS (Net Profit per Share) (yen)	66	90	72
Dividends per Share (yen)	14	24	26

RESULTS OF OPERATION BY INDUSTRY GROUP AND BUSINESS SEGMENTS

Sales by Industry Group

Breakdown and the amounts of sales for the six months in the Company's business by industry group are shown in the form of graph.

Sales by Business Segments

A brief description of the Consulting Services and the IT Solution Services is provided. Sales of the Consulting Services increased by 21.2% to 16.7 billion yen. Sales of the IT Solution Services decreased by 1.8% to 148.5 billion yen.

Breakdown and the amounts of sales for the year in the Company's business by category of service, and changes in sales of each of Consulting Services and IT Solution Services are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Statement of Income

(Millions of yen)

	Three months ended September 30, 2008 (From July 1, 2008 to September 30, 2008)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Six months ended September 30, 2008 (From April 1, 2008 to September 30, 2008)
Sales	85,789	165,145	165,285
Cost of sales	59,784	113,565	116,301
Gross profit	26,005	51,579	48,983
Selling, general and administrative expenses	12,146	24,165	25,264
Operating profit	13,858	27,414	23,718
Non-operating profit and loss	298	1,928	1,354
Current profit	14,157	29,342	25,073
Extraordinary profit and loss	-96	1,383	-444
Net profit before adjustment of taxes, etc.	14,061	30,726	24,628
Income taxes, etc.	5,880	12,389	10,395
Net profit for the current period	8,181	18,337	14,232

Summary Consolidated Balance Sheet

	(Millions of yen)	
	Six months ended September 30, 2007 (As of September 30, 2007)	Six months ended September 30, 2008 (As of September 30, 2008)
Assets		
Current assets	212,263	158,693
Fixed assets		
Tangible fixed assets	55,072	58,302
Intangible fixed assets	25,446	36,369
Investment and other assets	77,883	102,424
Total fixed assets	158,402	197,096
Total Assets	370,666	355,790
Liabilities		
Current liabilities	75,239	69,024
Fixed liabilities	73,791	79,495
Total Liabilities	149,031	148,519
Net assets		
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,840	14,946
Earned surplus	220,849	234,837
Treasury stock	-46,683	-72,808
Total Shareholders' Equity	207,606	195,575
Valuation and Translation Adjustments		
Unrealized gains on securities	13,223	11,984
Translation adjustments	414	-972
Total Valuation and Translation Adjustments	13,638	11,011
Stock Acquisition Rights	390	683
Total Net Assets	221,635	207,270
Total Liabilities and Net Assets	370,666	355,790

Summary Consolidated Statement of Cash Flows

(Millions of yen)

	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Six months ended September 30, 2008 (From April 1, 2008 to September 30, 2008)
Cash flow from operating activities	31,175	21,260
Cash flow from investing activities	-32,713	-18,895
Cash flow from financing activities	-4,115	-17,184
Effect of exchange rate changes on cash and cash equivalents	-138	48
Net increase (decrease) in cash and cash equivalents	-5,791	-14,771
Cash and cash equivalents at beginning of the period	115,854	75,524
Cash and cash equivalents at end of the period	110,062	60,753

Revisions to Forecasts of Financial Results for the Fiscal Year Ending March 31, 2009

Forecasts of financial results for the fiscal year ending March 31, 2009 have been revised as follows.

(100 Millions of yen, except for per share data)

	For the year ending March 31, 2009	
	Previous Forecasts (released in April 2008)	Revised Forecasts
Sales	3,600	3,500
Operating Profit	530	480
Current Profit	555	500
Net Profit	325	285
Dividends per Share (yen)	52	52

SPECIAL TOPICS

NRI's business vision "Vision 2015" is introduced.

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- "NRI Cyber Patent Desk 2", a next generation patent search tool, to be released (announced on July 29, 2008);
- Conclusion of Partnership Agreement with Tokyo Institute of Technology (announced on September 22, 2008); and
- Establishment of two new overseas bases.

COMPANY DATA (as of September 30, 2008)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of the major shareholders, the number and percentage of shares held by them are mentioned.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Memorandum for Shareholders

The fiscal year, timing of the ordinary general meeting of shareholders, name and address of the share registrar, number of shares constituting a unit, and method of public notices are mentioned.

END